Filed Pursuant to Rule 253(g)(2)

File No. 024-12264

SUPPLEMENT NO. 1 DATED SEPTEMBER 5, 2023

TO THE OFFERING CIRCULAR DATED JUNE 14, 2023

MASTERWORKS 283, LLC

This Supplement No. 1 dated September 5, 2023 (this “Supplement”), supplements the Offering Circular of Masterworks 283, LLC dated June 14, 2023, which forms an integral part of the offering statement on Form 1-A originally filed by us with the Securities and Exchange Commission on May 26, 2023 and qualified on June 8, 2023, as may be further amended and supplemented (the “Offering Circular”). This Supplement should be read in conjunction with the Offering Circular (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement, capitalized terms used in this Supplement shall have the same meaning as set forth in the Offering Circular. Except as set forth in this Supplement, the Offering Circular remains unchanged.

The purpose of this Supplement is to disclose certain changes to the Offering Circular relating to the issuance and vesting of shares earned by Masterworks in respect of management services (“Management Shares”). In particular:

●	Instead of the Administrator earning Management Shares in the form of Class A preferred shares of the Company as disclosed in the Offering Circular, management fee equity will be issued by the segregated portfolio of Masterworks Cayman, SPC that will hold title to the Artwork (the “Segregated Portfolio”) in the form of SPC Preferred shares. The SPC Preferred Shares will be exchangeable for Class A ordinary shares and will effectively have the same rights and preferences as the Class A preferred shares. Therefore, all disclosure in the Offering Circular relating to the “Class A preferred shares” shall not apply and should be replaced by “SPC Preferred shares” as applicable. In addition, the terms and rights of each share class of the Company and the Segregated Portfolio can be found in the table on page 2 of this Supplement.

●	The Management Shares will not be subject to vesting and all disclosure in the Offering Circular relating to vesting of the management shares will not apply to the Company.

For the avoidance of doubt, as of the date hereof, no Management Shares have been earned or issued to Masterworks for management services related to the Company.

The Amended and Restated Operating Agreement of the Company and the form of Management Services Agreement to which the Company will be party (collectively, the “Agreements”) have been amended to reflect the changes noted above. The Agreements, along with the Amended and Restated Memorandum and Articles of Association of Masterworks Cayman, SPC and Form of Designation of SPC Ordinary Shares and SPC Preferred Shares, are attached to the Form 1-U found here and this Supplement should be read in conjunction therewith.

Description of each Share Class

The following table further describes the economic rights of each share class of the Company and the Segregated Portfolio following the completion of the Offering:

Share Class	Summary of Economic Rights

The Company

Class A shares	The Class A shares being offered in the Offering will represent in the aggregate 100% of our members’ capital accounts and an 80% interest in the profits we recognize upon any sale of the Artwork, after deduction of all management fees and other expenses.

Class B shares	The Class B shares initially held by Masterworks Gallery are profits interests that will represent 0% of our members’ capital accounts and a 20% interest in the profits we recognize upon any sale of the Artwork, after deduction of all management fees and other expenses.

Class C share	The Class C share represents a special class of membership interests, which has no economic rights or obligations.

Cayman Segregated Portfolio

SPC Ordinary shares

100% of the SPC Ordinary shares are held by the Company and at all relevant times the number of outstanding SPC Ordinary shares held by the Company shall equal the number of outstanding Class A shares of the Company. The SPC Ordinary shares represent a 100% residual economic ownership interest in the segregated portfolio that owns the Artwork, after deduction of amounts payable in respect of the SPC Preferred shares, if any.

SPC Preferred shares	The SPC Preferred shares have $20.00 per share liquidation preference over SPC Ordinary shares and are “non-participating”, meaning they do not entitle the holder to receive more than $20 per SPC Preferred share. The SPC Preferred shares entitle the holder to receive cash upon any sale of the Artwork in an amount up to $20 per share before any payment is made in respect of the SPC Ordinary shares. The SPC Preferred shares are exchangeable into Class A shares of the Company at an exchange rate of 1 for 1. If there is a sale of Artwork resulting in a net loss (i.e. holders of Class A shares of the Company on a fully-diluted basis would receive a liquidating distribution of less than $20 per Class A share), Masterworks, as the holder of the SPC Preferred shares, would effectively receive up to $20 per SPC Preferred share in preference to any distribution made to Class A shareholders. If the Artwork sale results in a net profit (i.e. holders of Class A shares of the Company on a fully-diluted basis would receive a liquidating distribution of more than $20 per Class A share), Masterworks would exchange its SPC Preferred shares into Class A shares prior to the liquidating distribution and would receive the same economics per Class A share as other Class A shareholders.